SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf	F +49 6227 7-57575
www.sap.com

Cecilia Blye	June 6, 2014
Chief Office of Global
Security Risk	Dr. Christoph Hütten
Securities and Exchange	Chief Accounting Officer
Commission	Senior Vice President
Division of Corporation	Corporate Financial Reporting
Finance	T +49/62 27/7-63475
100 F. Street, N.E.	E christoph.huetten@sap.com
Washington, DC 20549

Re:	SAP Corporation
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 21, 2014
File No. 1-14251

Dear Ms. Blye,

Reference is made to the comments of the staff of the Division of Corporation Finance, Office of Global Security Risk, (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 9, 2014 relating to SAP AG’s Form 20-F for the fiscal year ended December 31, 2013 filed March 21, 2014. For your convenience we have reproduced in bold below the Staff’s written comment followed by the Company’s response thereto.

General

1.	You told us in your letter dated September 30, 2011 that, after your July 2010 acquisition of Sybase, Inc., Sybase continued to provide text messaging intermediary services relating to Cuba, Sudan and Syria. We note that your website, in discussing eligibility for SAP Quality Awards, identifies Iran, Sudan and Syria as countries within the geographical scope of your Middle East and North Africa business. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about any contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba Sudan and Syria since the referenced letter. Your response should describe any products, software, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Robert Enslin, Bernd Leukert, Gerhard Oswald

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf	F +49 6227 7-57575
www.sap.com

A. SAP’s Software and Related Services Business

SAP AG (“SAP”) offers software products, solutions, services and support (the “SAP Products”). SAP imposes export controls on the licensing and subscription of the SAP Products in accordance with applicable export regulations. SAP does not currently provide any SAP Products into Sudan, Syria or Cuba, directly or indirectly. SAP has not had any agreements, arrangements or other contacts with respect to the SAP Products with blocked individuals and entities or entities they control since SAP’s September 30, 2011 response letter to the staff of the Division of Corporation Finance. Additionally, SAP does not intend to conduct software and related services business in or with Sudan, Syria or Cuba or to have related contacts with the governments of Sudan, Syria or Cuba or entities controlled thereby or other Sudan, Syria or Cuba parties.

B. SAP’s Messaging Business

Since SAP’s acquisition in 2010 of Sybase, Inc. and its subsidiaries (collectively, “Sybase”), certain of SAP’s subsidiaries, collectively under the brand SAP Mobile Services (“SAP MS”), have continued to provide the intermediary text messaging transmission services described in our September 30, 2011 letter and provided by Sybase over a global network directly or indirectly connecting to over 1000 wireless telecommunications operators (“wireless operators”). SAP MS also provides the same transmission services to enterprise content providers that desire to send text messages to subscribers of wireless operators. SAP MS’s services involve receiving and delivering messages from and to wireless operators, enterprise content providers, and other third party intermediary transmission providers, at data centers located in Virginia (the “Virginia Hub”), Chicago and Paris, France (the “Paris Hub”). The exact transmission path and destination of any text message depends on the individual mobile subscriber’s location and the wireless operator that provides the message service to that subscriber. The SAP MS service does not deliver messages to the wireless operators’ subscribers themselves.

SAP MS’s intermediary transmission services transmit text messages (i) destined for, or originating from, certain wireless operators’ subscribers in Sudan, Syria and Cuba, and (ii) to content providers sending text messages to such countries. These transmissions are primarily indirect. All of SAP MS’s physical transmission facilities are located and all services are rendered outside of these countries.

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Robert Enslin, Bernd Leukert, Gerhard Oswald

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf	F +49 6227 7-57575
www.sap.com

Sudan and Syria

SAP MS provides intermediary message transmission services involving wireless operators in Sudan and Syria, both directly and indirectly.

Direct

SAP France, as successor in interest to Sybase France, has transmission contracts with two wireless operators in Sudan and with one wireless operator in Syria. These three wireless operators connect only to the Paris Hub. No contractual relationships exist between any other SAP entity, including SAP entities in the United States, and a wireless operator in Sudan or Syria. The relative traffic volumes relating to these wireless operators are negligible and immaterial.

Functionally, these three wireless operators are connected directly to the Paris Hub and SAP France delivers text messages to, and receives text messages from, these three wireless operators at the Paris Hub. As a result, the wireless operators outside of these countries desiring to send messages to, or receive messages from, subscribers in these countries both deliver and receive at the Paris Hub. Similarly, the three wireless operators in these countries deliver to, and receive from, the wireless operators elsewhere also only at the Paris Hub. A small percentage of these text messages continue to be exchanged between the Paris Hub and the Virginia Hub involving US and other wireless operators connected to the Virginia Hub.

Indirect

In addition, SAP France continues to have agreements with third parties for the indirect transmission of messages to and from other wireless operators in Sudan and to and from one wireless operator in Syria. Among these third parties, only one has a connection to the Virginia Hub, but the vast majority of text messages to and from Sudan continue only to involve the Paris Hub, with a much smaller percentage going to and from the Virginia Hub. The Virginia Hub is not involved in any indirect message traffic to Syria.

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Robert Enslin, Bernd Leukert, Gerhard Oswald

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf	F +49 6227 7-57575
www.sap.com

Cuba

Indirect

SAP MS does not provide any direct text message transmission to or from the sole wireless operator in Cuba. Instead SAP MS provides only indirect text message transmission via one or more third parties located outside Cuba. Those third parties in turn provide transmission either directly or indirectly via other third parties to and from Cuba’s wireless operator. Text messages originating from wireless operators in the United States are received at their connection to the Virginia Hub and either transmitted to the Paris Hub, at which the messages are handed by SAP MS to the third parties for further transmission to Cuba’s wireless operator, or to a third party outside of Cuba at the Virginia Hub as well.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. –designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan or Syria.

As outlined below, SAP MS’ contacts with Cuba, Sudan and Syria are quantitatively and qualitatively immaterial. In addition, we believe these contacts do not constitute a material investment risk for our security holders.

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Robert Enslin, Bernd Leukert, Gerhard Oswald

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf	F +49 6227 7-57575
www.sap.com

Quantitative

The revenue generated from the SAP MS text messaging transmission services associated with Cuba, Sudan and Syria represented 0.01% or less of SAP’s total revenue in each of 2011, 2012, 2013 and Q1/2014.

Qualitative

SAP does not believe that SAP MS’ insignificant messaging activities with Cuba, Sudan and Syria could negatively impact SAP’s reputation and share value. Further, SAP does not believe that these contacts constitute a material investment risk for its shareholders. SAP is not aware that any of its significant shareholders (including any significant government or university shareholders) are subject to restrictions that would require these shareholders to divest their SAP shareholdings as a result of the insignificant activities described above. Also, SAP does not believe that any customer would discontinue or any prospective new customers would decline to do business with SAP as a result of the insignificant activities described above.

The Company hereby acknowledges the following:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in our 2013 20-F filing;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Robert Enslin, Bernd Leukert, Gerhard Oswald

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf	F +49 6227 7-57575
www.sap.com

If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Wendy Boufford at 650-845-5791.

Very truly yours,

/s/ Dr. Christoph Hütten

Dr. Christoph Hütten

Chief Accounting Officer

SAP AG

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Robert Enslin, Bernd Leukert, Gerhard Oswald

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00